

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

July 29, 2008

Mr. Paul Thomason
Chief Financial Officer
Kabel Deutschland GmbH
Betastrasse 6-8
85774 Unterföhring
Germany

   Re: **Kabel Deutschland GmbH**
     Form 20-F for Fiscal Year Ended March 31, 2007
     Filed July 31, 2007
     File No. 333-137371

Dear Mr. Thomason:

   We have reviewed your supplemental response letter dated June 12, 2008 as well as your filing and have the following comments. As noted in our comment letter dated March 14, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended March 31, 2007

Note 5.4 Share-Based Payments, page F-50

1. We note your response to prior comment 3. Please describe for us in more detail the terms of the recourse loan granted directly by Cayman Cable Holding L.P. to the new MEP I members to finance a portion of their capital contribution for the interest granted. We note in your disclosure at page F-51 that the loan is repayable in accordance with an amortization schedule in the relevant agreement. You also state that members are entitled to proceeds resulting from the sale of shares in LuxCo by Cayman L.P. and the loans were repaid with these proceeds.

Clarify the nature of the proceeds received by the members and the effect of these proceeds on the stated repayment terms of the loan. To the extent that the members used these proceeds to satisfy their obligations under the loan agreement, tell us why you do not believe this portion of the membership interest should be recorded as compensation expense.

2.   We note your response to prior comment 4, where you state that, absent a liquidity event such as the sale of the Company, the participants cannot sell their interests other than as provided by the puts and calls. In light of this prohibition on the sale of their interests, clarify your disclosure on page F-21 that states that some members of MEP I have received proceeds resulting from the sale of their interests. Tell us the circumstances of these sales.

Note 6. Reconciliation to U.S. GAAP, page F-62

(10) Subscriber Acquisition Costs, page F-71

3.   We note your response to prior comment 5. We note in your response to prior comment 7 in your letter dated April 24, 2008 that you prepare an analysis on an annual basis regarding direct selling costs incurred and that capitalized subscriber acquisition costs for fixed-term contracts are not considered as part of direct selling costs for purposes of the analysis to determine if installation revenues exceed direct selling costs. Clarify for us the nature of these costs. Tell us the types of costs that are expensed as incurred and included in this analysis and how these costs differ from the subscriber acquisition costs that are capitalized for fixed-term contracts. In addition, clarify how the capitalization of subscriber acquisition costs for fixed-term contracts affects your accounting policy for installation revenue for these contracts under paragraph 11 of SFAS 51 for US GAAP.

4.   We note your response to prior comment 6. The guidance in paragraph 94 of IAS 38 indicates that the useful life of the intangible asset should include renewal periods only if there is evidence to support renewal by the entity. Since you do not have experience with contract expirations and subsequent renewals due to the recent inception of your contracts, it appears that you do not have evidence to support an amortization period longer than the initial contract period. Please advise.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director